ROYCE VALUE TRUST, INC.

At the 2017 Annual Meeting of Stockholders held on September 28, 2017, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld

Stephen L. Isaacs	70,538,590	1,550,816
Christopher D. Clark	71,095,361	994,046
Christopher C. Grisanti	70,532,547	1,556,859